UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Building B4, Qianhai Shengang Fund Town
Nanshan District, Shenzhen, China 518052
+86 0755 2759-5623
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

As previously disclosed in the Form 6-K filed with the Securities And Exchange Commission on February 4, 2026, Big Tree Cloud Holdings Limited (the “Company”) held its extraordinary general meeting (the “Meeting”) on January 30, 2026. At the meeting, the shareholder of the Company approved the share consolidation whereby every twenty (20) issued and unissued ordinary shares of a par value of US$0.0001 each in the share capital of the Company be consolidated into one (1) ordinary share of a par value of US$0.002 each and following the share consolidation, the share capital of the Company be changed to US$50,000 divided into 25,000,000 comprising 20,000,000 class A ordinary shares of par value of US$0.002 each and 5,000,000 class B ordinary shares of par value of US$0.002 each.

The change from ordinary shares of par value of US$0.0001 each to Class A Ordinary Shares will be reflected with the Nasdaq Capital Market and in the marketplace at the open of business on February 23, 2026, whereupon the Class A Ordinary Shares began trading. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “DSY” and under the new CUSIP Number of G1263B132.

On February 19, 2026, the Company issued a press release titled “Big Tree Cloud Holdings Limited Announces Implementation of Class A/B Share Structure and 1-for-20 Share Consolidation.” A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Big Tree Cloud Holdings Limited Announces Implementation of Class A/B Share Structure and 1-for-20 Share Consolidation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2026
Big Tree Cloud Holdings Limited

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Co-Chief Executive Officer

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